Exhibit 4.34

Summary of the Rural Partnership Agreement, entered into on June 13, 2018, in connection with Fazenda Jatobá

Parties: Jaborandi Agrícola Ltda., as the current company vested in the possession of the land, John Kudiess and Harold Kudiess, as the natural individuals interested in entering into a rural partnership with BrasilAgro, and Imobiliária Jaborandi, as the owner of the land.

Purpose:  Granting of the possession, for a five-year term, of a total area equivalent to 7,468 useful hectares, which comprises the plots of land 12B, 17B, 18A, 19A, 19B, 20A, 20B, 22A, 23A and 23B of Fazenda Jatobá on behalf of Mr. John Kudiess and Harold Kudiess for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. Jaborandi Agrícola Ltda. shall be entitled to 17% of the earnings therefrom (or six bags of soybeans per hectare, whichever is greater) and Mr. John Kudiess and Harold Kudiess shall be entitled to the remaining 83%.